Exhibit 3.1

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

INCORPORATION

PRIVATE COMPANY WITH LIMITED LIABILITY

This seventeenth day of May two thousand and six before me, dr. Thomas Pieter van Duuren, civil law notary in Amsterdam, appeared:

Bram Mulder ten Kate, in this matter with residence at the offices of Clifford Chance LLP, 1013 GE Amsterdam, Droogbak 1a, born in Apeldoorn, on the twenty-fifth of June nineteen hundred seventy-four, for the purposes hereof acting as attorney authorised in writing of the private company with limited liability: ALPINVEST PARTNERS 2006 B.V., with seat in Amsterdam, and with address at: Jachthavenweg 118, (1081 KJ) Amsterdam, registered in the Trade Register with the Chamber of Commerce and Industries for Amsterdam under number 34221218, hereinafter referred to as: “incorporator”, for the purposes hereof acting in the capacity of managing partner of the limited partnership: ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.

The person appearing, acting in his aforesaid capacity, declares that the incorporator incorporates a private company with limited liability with the following:

ARTICLES OF ASSOCIATION

Article 1: Name and Official Seat

1.	The name of the Company is: Valcon Acquisition Holding B.V.

2.	It has its official seat in Amsterdam and may have branch offices elsewhere.

Article 2: Objects

1.	The objects for which the Company is established are:

a.

to finance companies and other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to invest in securities in the widest sense of the word, to grant guarantees, to bind the Company and to grant security over its assets for the obligations of companies and other enterprises with which it forms a group and of third parties;

b.	to incorporate and to participate in any way whatsoever in, to manage, to supervise and to cooperate with companies and other enterprises, to acquire, to keep, to alienate or in any other manner to manage all sorts of participations and interests in other companies and other enterprises;

2.	The objects specified in the preceding paragraph shall be construed in the widest sense so as to include any activity or purpose which is related, incidental, or conducive thereto including, as the case may be, the granting of loans as referred to in paragraph 5 of Article 3.

3.	In pursuing its objects, the Company shall also take into account the interests of the group of companies and enterprises with which it is affiliated.

Article 3: Capital and Shares

1.	The authorised capital of the Company amounts to ninety thousand euro (EUR 90,000), divided into ninety (90) shares of one thousand euro (EUR 1,000) each. The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from 1 upwards. No share certificates shall be issued.

2.	Upon the filing of a declaration to that effect by the Board of Management of the Company with the Trade Register, the authorised share capital amounts to fifty million euro (EUR 50,000,000), divided into fifty thousand (50,000) shares of one thousand euro (EUR 1,000) each.

3.	Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body to which the General Meeting of Shareholders has transferred its power in relation thereto, shall determine, provided that the shares shall not be issued at a price below par value.

4.	In the event of new shares being issued each existing shareholder shall have a preferential right to subscribe for them in proportion to his existing shareholding. Shareholders have no preferential right in respect of shares, which are issued to employees of the Company or of an affiliated company, or to a person who exercises a previously acquired right to acquire shares. Such preferential rights may be limited or excluded by a resolution of the General Meeting of Shareholders or by such other body of the Company to which the General Meeting of Shareholders has transferred its power in relation thereto under paragraph 2 of this Article, provided that such limitation or exclusion shall in each case apply to only one particular issue of shares.

5.	The provision of the preceding two paragraphs shall apply mutatis mutandis to the granting of rights to subscribe for shares.

6.	The Company shall not, save to the extent permitted by statute, grant security, give price guarantees or in any other way commit itself or declare itself to be jointly or severally liable with or for others, with a view to enabling third parties to subscribe for or acquire shares in its capital or depository receipts thereof. The foregoing applies also in respect of shares and depository receipts of shares in the capital of a Dutch company of which the Company is a subsidiary.

7.	Loans for the purpose of acquiring shares in its capital or depository receipts thereof may be granted by the Company up to the amount of its distributable reserves, provided that the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.

8.	If the aggregate of the issued and paid-up share capital of the Company (including calls made) and the reserves which it is required by statute or these Articles of Association to maintain is less than the most recently determined statutory minimum capital, the Company is required to maintain a reserve equivalent to the difference between those amounts.

Article 4: Acquisition by the Company of its own shares

1.	Any acquisition by the Company of shares in its own capital which are not fully paid-up shall be null and void.

2.	The Company may acquire fully paid-up shares in its own capital, provided such acquisition is for no consideration or if:

a.	its shareholders’ equity, reduced by the acquisition price, is not less than the paid-up share capital (including calls made) together with the amount of such reserves as it is required by statute of by these Articles of Association to maintain; and

b.	the aggregate nominal value of the shares to be acquired and the shares in its capital already held by the Company and its subsidiaries does not exceed one half of the issued capital of the Company; and

c.	the General Meeting of Shareholders, or such other body of the Company as is designated for that purpose by the General Meeting of Shareholders, has authorised the acquisition.

3.	The validity of an acquisition by the Company of shares in its own capital shall, with a view to the requirement set out in paragraph 2(a) above, be decided on the basis of the shareholders’ equity in the Company as shown in its most recently adopted balance sheet, less the aggregate of the acquisition price of shares in the capital of the Company and distributions of profits or reserves to third parties which became due by the Company and its subsidiaries after the balance sheet date. In the event that more than six months of a financial year have passed without the annual accounts having been adopted for the previous financial year, the Company shall not be allowed to acquire its own shares in accordance with this Article.

4.	No dividends shall be distributed on shares in the capital of the Company which are held by the Company itself or by its subsidiaries, and such shares shall not be taken into account in determining the allocation of profits.

5.	The preceding two paragraphs of this Article shall not apply in respect of shares which the Company shall acquire by universal succession of title.

6.	The term shares, where used in this Article, shall be deemed to include depository receipts of shares.

Article 5: Register of Shareholders

1.	The Board of Management shall keep a register in which the name and address of each shareholder shall be recorded, together with the amount paid up on each share.

2.	The register shall also record the names and addresses of persons notified to the Company to have a right of pledge or a right of usufruct on those shares, indicating whether the voting rights attaching to the shares or the statutory rights of the holders of depository receipts of shares are vested in such persons.

3.	Each shareholder, pledgee, usufructuary and holder of registered depository receipts of shares issued with the co-operation of the Company shall be required to ensure that his address is known to the Company.

4.	Finally, each and any release from liability granted in respect of calls not yet paid shall be recorded in the share register, as will the date of delivery in the event of delivery of shares that are not fully paid up.

5.	The Board of Management shall ensure that the register is kept up to date at all times. All entries shall be signed by a member of the Board of Management or by a person authorised in relation thereto by the Board of Management.

6.	At the request of a shareholder, a pledgee, a usufructuary, or a holder of registered depository receipts of shares issued with the co-operation of the Company, the Board of Management shall supply free of charge extracts from the share register relating to the shares to which the applicant has rights. If the shares are the subject of usufruct or pledge the extract shall state who has the rights set forth in paragraphs 8, 9 and 10 hereof.

7.	The register shall be made available by the Board of Management at the head office of the Company for inspection by the shareholders, by pledgees and usufructuaries who have been granted the rights set forth in paragraphs 8, 9 and 10 hereof and by holders of registered depository receipts of shares issued with the Co-operation of the Company. All information contained in the register in respect of partly paid shares shall be available for inspection by the general public and an extract of this information shall be supplied upon request at no more than cost price.

8.	Shares may be the subject of usufruct. If the terms of the usufruct provide that the voting rights attaching to the shares shall vest in the usufructuary he may exercise those rights only if both that provision and - in case of assignment of the usufruct - the assignment of the voting rights attaching to the shares subject to the usufruct have been approved by the General Meeting of Shareholders.

9.	A shareholder who has no voting rights and a usufructuary who does have voting rights shall have all such rights as statute grants to the holders of depository receipts of shares issued with the co-operation of the Company.

10.	Shares may be the subject of a pledge. The provisions of paragraphs 8 and 9 above shall be of corresponding application in respect of pledges.

11.	Wherever these Articles of Association shall hereafter mention “holders of depository receipts”, this shall mean the holders of registered depository receipts issued for shares with the co-operation of the Company as well as pledgees and usufructuaries who possess the rights specified in paragraph 9 above.

Article 6: Multiple Beneficiaries

If a share, or a registered depository receipt of a share issued with the Co-operation of the Company, or a right under a pledge or usufruct is owned by more than one person, such joint owners may only be represented towards the Company by one person appointed by them for that purpose. Notice of such appointment shall be given forthwith to the Board of Management in writing.

Article 7: Transfer of Shares

1.	The transfer of shares takes place pursuant to Article 2:196 of the Dutch Civil Code.

2.	The provision of paragraph 1 applies correspondingly to a grant of a right of pledge in respect of shares other than a pledge referred to in Article 3:259 of the Dutch Civil Code, to the grant of a right of usufruct in respect of shares and to the apportionment of shares on the division of any jointly held property.

Article 8: Offering Procedure

1.	Except as provided for in paragraph 18 below, a shareholder may only transfer its shares after such shares have been offered for sale to the other shareholders in the manner set forth below.

2.	The shareholder concerned (hereinafter referred to as the transferor) shall notify the Company as to which shares it wishes to transfer, to whom, for what price and at what other conditions.

3.	Said notice shall constitute an offer to the fellow shareholders to sell the shares at a price which - unless the shareholders unanimously agree otherwise - shall be determined by an independent expert to be appointed by all the fellow shareholders in mutual agreement within one month after receipt of the notice of offer as referred to in paragraph 7 below. Failing such agreement between the shareholders within one month after receipt of the notice of offer as referred to in paragraph 7 hereunder, the expert shall be appointed, at the request of either party, by the Chairman of the Board of the Dutch Institute of Chartered Accountants or his deputy.

In the event that the transferor and all fellow shareholders unanimously agree on the purchase price of the offered shares, they shall notify the Board of Management of such agreement; the offered shares must then be transferred to the fellow shareholders who wish to purchase the shares offered (hereinafter referred to as the “candidates”) within one month after the Board of Management has been informed about the purchase price unanimously agreed upon.

4.	The expert referred to in the preceding paragraph shall be authorised to inspect all accounts and records of the Company and to obtain all such information as may be useful in determining his valuation of the shares.

5.	The instructions to the expert shall in any case state that the determination of the purchase price and the valuation report relating thereto must be made known to the Company within three months after his appointment.

6.	If the shareholders, or the transferor and the candidates have agreed to the methods and principles of determination of the purchase price, each of them shall be entitled to submit the written proof of such agreement to the expert, who shall then be bound by such methods or principles in his determination of the purchase price.

7.	The Board of Management shall notify all shareholders within fourteen days after receipt of the notice of offer, as referred to in paragraph 2, of the offer and will inform them, within fourteen days after having been informed of the price determined by an expert or otherwise, about this price. In the event that the price is determined by an expert, the Board of Management shall at the same time send copies of the relevant valuation report to all shareholders.

8.	The candidates shall notify the Board of Management of their intent to purchase the shares offered within fourteen days after they have been informed of the price pursuant to paragraph 7 above; this notification shall contain the maximum number of shares they wish to purchase.

9.	The Board of Management shall then allot the shares to the candidates and shall forthwith give notice of such allotment to the transferor and all shareholders within thirty days after having informed the shareholders of the price in accordance with paragraph 7 above. If and to the extent that no allotment has taken place, the Board of Management shall likewise within the said period inform all shareholders accordingly.

10.	If prior to the expiry of the term referred to in paragraph 9 above, the Board of Management has already been informed by all fellow shareholders that the offer is not or not fully taken up, then, in deviation from the provisions of paragraph 9 above, the Board of Management shall give immediate notice thereof to the transferor.

11.	If the candidates jointly apply for more shares than the number of shares offered, the Board of Management shall allot the shares in proportion to the existing shareholdings of the candidates, provided that, if and to the extent that a candidate shall be allotted more shares than the maximum amount indicated pursuant to paragraph 8 above, such shares shall be allotted to the other candidates in accordance with the said pro rata allocation. If allotment by this standard proves impossible, a drawing of lots in front of a notary public to be appointed by the Company shall decide.

12.	The transferor shall have the right to withdraw his offer, provided he shall do so within one month after the notice referred to in paragraph 9 above has been given.

13.	The shares bought must be transferred, against simultaneous payment of the purchase price, within thirty days from the expiry of the term within which the offer may be withdrawn.

14.	A transferor who has not withdrawn his offer may freely transfer the shares within three months after he has been informed in accordance with paragraph 9 or paragraph 10 above that the offer has not been taken up in full, against the price referred to in the second paragraph above or, if that price is higher, the price determined by the expert.

15.	The cost of appointment and the fee of the expert referred to in paragraph 3 above shall be paid:

a.	by the transferor, if he withdraws;

b.	half by the transferor and half by the purchaser(s) who did not, prior to the appointment of the expert, reach agreement with the transferor as to the price to be paid for the shares, if the shares are purchased by fellow-shareholders, unless the expert decides otherwise. If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount owed by them shall be divided among them pro rata to the number of shares purchased;

c.	by the Company, if the shareholders have not or not fully taken up the offer.

16.	All communications and notices referred to in this Article shall be sent by registered letter or delivered against receipt.

17.	If and to the extent that the Company owns issued shares in its own capital, the Company may as a fellow-shareholder be a candidate for the purchase of shares, provided that the transferor is in agreement therewith, that Article 4 is complied with, and that shares may only be allotted to the Company if and to the extent that the other shareholders have not applied for such shares.

18.	Shares can be transferred without the above procedure being complied with, if the transfer takes place within three months after all shareholders have stated in writing that they approve such transfer.

Article 9

1.	A shareholder must offer his shares for sale to the other shareholders in accordance with the following paragraphs if such shareholder:

a.	applies for a moratorium or makes a request to be declared bankrupt or is declared bankrupt pursuant to the request of a third party;

b.	is a legal entity which is being dissolved;

c.	is a natural person who is deceased or who is placed under guardianship; or if

d.	trusteeship is imposed in respect of one or more of the shares held by the shareholder.

2.	In the event that an obligation to offer for sale exists, the provisions of article 8 apply correspondingly, provided that the transferor, or its successor(s) in title:

a.	is not entitled to withdraw its offer in accordance with paragraph 12 of that article;

b.	retains its shares, if the offer is not or not fully taken up;

c.	may retain its shares if all other shareholders agree thereto in writing.

3.	Those who are obliged to offer for sale one or more shares, must inform the Board of Management of their offer within one month after that obligation has arisen. Failing this, the Board of Management shall by registered mail inform those who are obliged to offer about the provision in the preceding sentence; if they then still fail to make the offer within ten days, the Company shall offer the shares for sale on behalf of the shareholder(s) in question, and, if full use is made of the offer, transfer the ownership of the shares to the purchaser, against simultaneous payment of the purchase price; the Company shall then be irrevocably authorised thereto.

4.	The Company shall - in the event of transfer of shares in accordance with the provision of the preceding paragraph - pay out the proceeds, after deduction of all costs relating thereto, to him or to those, on whose behalf the offer has been made.

5.	For as long as an obligation to offer shares for sale on the basis of the provisions of this article exists, the shareholder subject to this obligation may not exercise the rights attached to the shares.

Article 10: Management

1.	The Company shall be managed by a Board of Management (Directie) consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by that Meeting at any time.

2.	A legal entity may be a member of the Board of Management.

3.	The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually.

Article 11: Decision-making of the Board of Management

1.	If the Board of Management consists of more than one member, this Article shall apply to the manner in which it makes decisions.

2.	Resolutions of the Board of Management are adopted by absolute majority of the votes validly cast.

3.	Meetings of the Board of Management can be convened by any of its members giving notice to all other members of the Board in writing, at least three days prior to the date of the meeting. Resolutions can be validly adopted at a meeting so convened, regardless of the number of members present.

4.	A member of the Board of Management can be represented at the meeting by one of his fellow members pursuant to a written power of attorney. Such power of attorney may be in respect of only one specifically designated meeting as stated therein.

5.	Resolutions can be adopted by the Board of Management outside a formal meeting, provided that all of its members have been consulted in writing, that they have expressed in writing their opinion on the intended resolution and that a majority of them is in favour of the particular resolution.

6.	For the application of the provisions of this Article, references to “written” and “in writing” shall mean by letter, cable, telex or facsimile.

Article 12: Powers and Duties of the Board of Management

1.	The Board of Management shall be responsible for the management and administration of the Company. The General Meeting of Shareholders may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.

2.	The Board of Management represents the Company. Each Managing Director is authorised to individually represent the Company. The Board of Management may grant power of attorney to any one Managing Director individually empowering him to represent the Company within the limits set forth in such power of attorney. The above shall apply equally in the event of a conflict of interest. In any transaction with or legal procedure against a Managing Director in person or with or against any legal entity in which a Managing Director has, in person, effective control, the Company shall be represented by a person appointed by the General Meeting of Shareholders.

3.	The General Meeting of Shareholders may designate certain executive decisions for which the Board of Management shall require its prior approval. The relevant executive decisions shall be described in detail in the resolution adopted by the General Meeting of Shareholders and the Board of Management shall be informed of the adoption of such resolution forthwith.

4.

In the event that one or more members of the Board of Management are absent or unable to act, the General Meeting of Shareholders may appoint a substitute or substitutes for each of those absent or unable to act, and the remaining member(s)

together with the substitute(s) so appointed shall be temporarily entrusted with the management of the Company. In the event that all members or the only member of the Board of Management are absent or unable to act, the management of the Company shall be temporarily entrusted to a person who shall be appointed for this purpose by the General Meeting of Shareholders.

5.	Transactions between the Company and the holder of all shares in the issued share capital of the Company or between the Company and the spouse of such shareholder, if all shares are subject to a community of property, must be recorded in writing. For the purposes of this provision shares held by the Company in its own capital or shares held by a subsidiary of the Company, are not taken into account. If the provision set out in the first sentence is not complied with, the relevant transaction is voidable in favour of the Company.

6.	The provision of the previous paragraph does not apply to transactions falling within the ordinary course of business of the Company.

Article 13: General Meeting of Shareholders

All powers not entrusted to the Board of Management or to others shall vest in the General Meeting of Shareholders within the limits defined by statute and these Articles of Association.

Article 14: Annual Meetings

1.	The Annual General Meeting of Shareholders shall be held not later than six months after the end of each financial year.

2.	In addition to the meeting referred to in paragraph 1 of this Article, Extraordinary General Meetings of Shareholders may be held.

Article 15: Place and Convocation

1.	General Meetings of Shareholders may be held in The Netherlands in the municipality where the Company has its official seat, as well as in the municipalities of Rotterdam, The Hague and Haarlemmermeer. Resolutions can only be validly adopted in a General Meeting of Shareholders held elsewhere if the entire issued capital is represented.

2.	General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days prior to the meeting by a Managing Director to the shareholders and holders of depository receipts at the addresses specified in the register referred to in Article 5. The convening notices shall state the business to be discussed, entirely without prejudice to the provisions of Article 23 concerning proposals to amend these Articles of Association or to wind up the Company.

3.	At meetings of shareholders which have been convened without due observance of the formalities mentioned in paragraph 2 of this Article, no resolution may be validly adopted unless it is adopted unanimously and the entire issued capital is represented at the meeting.

Article 16: Chairman, secretary and minutes

1.	General Meetings of Shareholders shall be chaired by the person appointed for that purpose by the Meeting. The Chairman shall then appoint a Secretary for that meeting, which person need not be a shareholder.

2.	The Chairman or the Board of Management may instruct a civil law notary to draw up an official record of the Meeting at the expense of the Company.

3.	Unless an official record of the Meeting is drawn up by a civil law notary, minutes shall be drawn up at the Meeting. The Minutes shall be adopted and signed by the Chairman and the Secretary of the appropriate Meeting in witness thereof, or shall be adopted by the next General Meeting of Shareholders and in witness thereof signed by the Chairman and Secretary of that meeting.

4.	The Board of Management keeps a written record of all resolutions. Such records will be held available for inspection by the shareholders and holder of depository receipts of shares at the office of the Company. Copies or extracts of such records will be provided to the shareholders or holders of depository receipt free of charge or at cost price.

Article 17: Voting Rights

1.	Subject to paragraphs 2 and 3 of this Article, each share carries the right to one vote. Shareholders and holders of depository receipts may be represented at Meetings by a proxy appointed by an instrument in writing.

2.	Shares held by the Company or by a subsidiary carry no right to vote in a General Meeting of Shareholders. The same applies to depository receipts of shares held by one of them. However, usufructuaries and pledgees of shares held by the Company or by a subsidiary may exercise their right to vote if such right was created prior to the moment that the shares were held by the Company or by a subsidiary. The Company or a subsidiary may not cast votes in respect of shares in respect of which the Company or a subsidiary of the Company possesses a pledge or usufruct.

3.	In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised pursuant to statute shall not be taken into account.

Article 18: Voting Procedure

1.	Unless the Dutch Civil Code or these Articles of Association provide for a larger majority, all resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of the votes validly cast. Blank and invalid votes shall not be counted.

2.

If an absolute majority is not obtained after two polls, the proposed resolution is rejected, unless it concerns the election of persons, in which case a further vote shall be taken between the two persons who obtained the largest number of votes at the second poll. If the votes remain equal at such further vote, a drawing of lots shall decide which of the two persons who obtained the largest number of votes shall be elected.

3.	Voting shall take place orally, provided that if the proposed resolution concerns the election of persons, and it is so requested by a person entitled to vote, voting shall be by a secret ballot. Voting in any other manner, for example by acclamation, shall be permissible unless a person entitled to vote objects thereto.

Article 19: Resolutions adopted outside a Meeting

Provided there are no holders of depository receipts, any resolution which the shareholders would have been able to adopt in a General Meeting, may be adopted without such a meeting taking place provided that all shareholders entitled to vote have voted in writing (including telefax) in favour of such resolution.

Article 20: Financial Year and Annual Accounts

1.	The financial year of the Company shall coincide with the calendar year.

2.	Within five months after the end of the financial year, save where this period is extended by a maximum of six months by the General Meeting of Shareholders on account of special circumstances, the Board of Management shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account with explanatory notes thereon, which shall be available at the office of the Company for inspection by the shareholders. The Board of Management shall also draw up the annual reports within this term, unless Article 2:403 of the Dutch Civil Code applies to the Company.

3.	The annual accounts shall be signed by all members of the Board of Management and shall be submitted to the General Meeting of Shareholders for adoption. If the signature of one or more of the members of the Board of Management is missing, this fact and the reason for such absence shall be stated.

4.	The General Meeting of Shareholders or, if it fails to do so, the Board of Management, is authorised and, if provided by statute, obliged to appoint a registered accountant or an accountant referred to in paragraph 1 of Article 2:393 of the Dutch Civil Code to audit the annual accounts prepared by the Board of Management in accordance with the provisions of said Article 2:393. The accountant renders a report on his audit and reflects the outcome of the audit in a statement on the accuracy of the annual accounts.

5.	The appointment of the accountant can at all times be withdrawn by the General Meeting of Shareholders or, if the appointment was made by the Board of Management, by the Board of Management.

Article 21: Inspection of Annual Accounts.

1.	From the day on which notice is given of the General Meeting of Shareholders in which the annual accounts are to be dealt with until the end of that Meeting, the annual accounts, the annual report and any other information required under Article 2:392 of the Dutch Civil Code shall be available for inspection by the shareholders and the holders of depository receipts at the Company’s offices.

2.	Free copies of the documents referred to in this Article shall be made available by the Company to the shareholders and holders of depository receipts.

Article 22: Distribution of Profits

1.	Out of the profits as determined by the adopted profit and loss account the General Meeting of Shareholders shall, on a proposal of the Board of Management or otherwise, determine the amounts which shall be reserved by the Company.

2.	The remainder shall be the distributable profits, the appropriation of which shall be determined by the General Meeting of Shareholders.

3.	The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company’s shareholders’ equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by these Articles of Association to maintain.

4.	Insofar as the Company has a profit, and subject to the approval of the General Meeting of Shareholders, the Board of Management may decide to pay an interim dividend, provided always that paragraph 3 of this Article is complied with.

5.	Dividends (including interim dividends for the purposes of this and the next paragraph) shall be made payable at the Company’s offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place.

6.	Dividends which have not been claimed within five years of becoming payable shall be forfeited and shall accrue to the benefit of the Company.

Article 23: Amendment of Articles of Association and Winding-Up

1.	If resolutions to amend these Articles of Association or to wind up the Company shall be proposed to the General Meeting, the intention to propose such resolution must be stated in the relevant notice convening the General Meeting.

2.	Any person who issues such a notice containing reference to an amendment of the Articles of Association must at the same time deposit a copy of the relevant motion, in which the proposed amendment is quoted verbatim, at the Company’s offices and such motion shall be made available for inspection by each shareholder or holder of depository receipts until the end of the Meeting. If this procedure is not followed, no resolution can be validly adopted on the motion, save a resolution which is adopted unanimously in a Meeting at which the entire issued capital is represented.

3.	Between the day of deposit of the motion, referred to in the previous paragraph, and the day of the General Meeting, the shareholders and holders of depository receipts shall be given an opportunity to obtain a copy of such motion from the Company free of charge.

4.	A resolution as referred to in this Article must be adopted by a majority of at least two-thirds of the votes validly cast in a meeting in which at least half of the issued share capital is represented.

5.	Unless at least half of the issued share capital is represented at the meeting, the motion shall be decided at a second meeting to be held not less than fifteen days nor more than four weeks after the first meeting. At that second meeting a majority of at least two-thirds of the votes cast shall again be required for the adoption of the resolution, regardless of the number of shares represented at that meeting.

6.	The notices convening the second meeting shall be despatched after the first meeting has been held, such notice to be given in the same manner as the notice which convened the first meeting, provided that the notice of the second meeting must mention that a resolution may be adopted irrespective of the proportion of the capital which is represented at the Meeting and the reason for this. The provisions of paragraphs 2 and 3 of this Article shall fully apply in respect of the second meeting.

Article 24: Liquidation

1.	In the event of the winding-up of the Company its liquidation shall be carried out by the Board of Management, unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

2.	During the liquidation the provisions of these Articles of Association shall remain in force as far as possible. The financial year during which the General Meeting of Shareholders resolves to dissolve the Company shall end on the date on which the Plan of Distribution (Plan van Verdeling) becomes final.

3.	The balance remaining after liquidation shall first of all be applied towards payments to the shareholders in proportion to the nominal value of their shareholdings, provided always that, to the extent that shares have not been fully paid-up, only the paid-up amount shall be taken into account.

4.	After completion of the liquidation, the accounts and records of the dissolved Company shall, during the period of time prescribed by statute, remain in the custody of the liquidator unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

Article 25: Final provision

The first financial year of the Company shall end on the thirty-first of December two thousand and six.

Final statements

Finally, the person appearing, acting as aforesaid, declared:

A.	the issued capital of the Company amounts to eighteen thousand euro (EUR 18.000,00); the incorporator has subscribed for eighteen (18) shares.

The issuance takes place at par value. The issued share capital has been paid up in cash. Payment in foreign currency is permitted. The documents which must be attached by virtue of Article 203a, Book 2 of the Civil Code have been attached to this instrument.

The company accepts the payments on the shares issued at the incorporation.

B.	for the first time the incorporator is the managing director.

C.	The Ministerial declaration of no objection was granted on the sixteenth of January thousand and six under number B.V.1357069.

Power of attorney

The power of attorney to the person appearing is evidenced by one (1) private deed (onderhandse akte), which is attached to this deed.

The person appearing is known to me, notaris.

This deed, drawn up to be kept in the civil law notary’s custody was executed in Amsterdam on the date first above written.

The contents of this instrument were given and explained to the appearer.

The appearer then declared to have noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the appearer and by me, civil law notary.